UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated January 2, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: January 2, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors growing by 52% in December ends 2017 with strong Commercial and Passenger Vehicles sales performance

Key growth drivers: M&HCV (83%), ILCV (78%), SCV (60%) and Passenger Vehicles (31%)

Mumbai, January 2, 2018:Continuing its turnaround, Tata Motors today announced a strong sales performance for December 2017. The Commercial and Passenger Vehicles domestic sales in December 2017 was at 54,627 units as against 35,825 units in December 2016, a growth of 52%, due to the increasing demand for vehicles across segments, new product launches and strategic customer initiatives.

Domestic - Commercial Vehicles

Tata Motors' Commercial Vehicles domestic sales in December 2017 were at 40,447 units, a growth of 62% compared to 24,998 units in December 2016. The commercial sector has shown good recovery after the headwinds and regulatory challenges of last year. The steady production ramp-up of the new range of BS4 vehicles and continued uptick in sales in consumption-driven sectors have led the growth. The cumulative sales performance of Commercial Vehicles (April-December 2017) in domestic market was at 269,536 units, a growth of 17%, over last year and continues to grow month on month.

The M&HCV trucks segment continues its growth trend with robust sales at 15,828 units, higher by 83%, over last year. The ever-increasing positive customer response to the superior range of Tata Motors' BS4 vehicles complemented by the success of the company's innovative SCR technology led to this growth. Increased demand for the new tonnage vehicles, infrastructure development led by government funding and keen focus on customer requirements has helped reviving the M&HCV performance.

The I&LCV truck segment at 5,103 units grew by 78% over last year driven by consumption-led sectors like e-Commerce and the superior performance of new product introductions like the Ultra range of trucks.

The pickup segment sales was at 4,529 units, growth of 43% over last year as the Xenon Yodha and the Mega range continued to make inroads gaining wider acceptance and volumes across markets. The SCV sales at 10,576 units, witnessed a growth of 60% over last year at the back of strong response to Ace XL range. The commercial passenger carrier segment (including buses) sales at 4411 units also grew by 19% over last year.

Domestic - Passenger Vehicles

In December 2017, Tata Motors' Passenger Vehicles sales performance was at 14,180 units as against 10,827 units, a growth of 31% over last year. The company recorded the highest ever December sales for Passenger Vehicles since 2012 and the retail sales for this month was also the highest in last 6 years. Strong performance of Tiago, Tigor, Hexa and Nexon drove the growth momentum for Tata Motors. The UV segment recorded a growth of 406% over last year on the back of strong demand of the newly launched Nexon and Hexa. Cumulative sales growth of Passenger Vehicles in the domestic market (April-Dec 2017) was at 129,229 units compared to 112,539 units, a growth of 15% over last year.

Exports

The company's Commercial Vehicles sales from exports in December 2017 was at 6044 units, a growth of 26% over last year. This is also the highest sales achieved this year. Market shares for Commercial Vehicles International Business in all the key markets continue to remain strong and have further grown during this fiscal year.

-Ends-

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.